SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MainStreet Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56064H 10 7

(CUSIP Number)

Marianne E. Roche
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 2000
(202) 295-4500

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

Next Page

SCHEDULE 13D

CUSIP No. 56064H 10 7	Page 2 of 6 Pages

	1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOs. OF ABOVE PERSON (entities only) MainStreet Financial Corporation, MHC

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS 00

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 400,716

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 400,716

	10.	SHARED DISPOSITIVE POWER 0

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,716 shares

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%

	14.	TYPE OF REPORTING PERSON HC

Next Page

SCHEDULE 13D

CUSIP No. 56064H 10 7	Page 3 of 6 Pages

Item 1.   Security and Issuer

            This Schedule 13D relates to shares of common stock, par value $0.01 per share ("Common Stock"), of MainStreet Financial Corporation, a federal stock corporation ("Company"), whose principal executive offices are located at 629 West State Street, Hastings Michigan 49058-1643.

Item 2.   Identity and Background

            (a)-(b)-(c) This Schedule 13D is filed on behalf of MainStreet Financial Corporation, MHC, a federally chartered mutual holding company ("MHC"). MHC's principal business is to hold at least a majority of the Company's shares of Common Stock. The business address of MHC is 629 West State Street, Hastings Michigan 49058-1643.

            Pursuant to General Instruction C of Schedule 13D, information is being provided with respect to the executive officers and directors (collectively, "Insiders") of MHC, the Company and the Company's wholly owned subsidiary, MainStreet Savings Bank, FSB ("Bank"). The business address of each of these individuals for purposes of this filing is c/o MainStreet Financial Corporation, 629 West State Street, Hastings Michigan 49058-1643.

Name	Positions with Company and Principal Occupation
Gordon F. Fuhr	Chairman of the Board, Director; Retired.

David L. Hatfield	President, Chief Executive Officer and Director.

Steven T. Garlinger	Director; Chiropractor.

Mary Lou Hart	Director; Marketing Representative of WBCH.

David L. Jasperse	Director; Pharmacist.

Carl A. Schoessel	Director; Retired.

James R. Toburen	Senior Vice President, Chief Financial Officer and Treasurer.

Melody K. Bowman	Senior Vice President.

Sandra K. Nichols	Senior Vice President and Secretary.

Patricia A. Woods	Senior Vice President.

Next Page

SCHEDULE 13D

CUSIP No. 56064H 10 7	Page 4 of 6 Pages

            (d) During the last five years, neither MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

            MHC was formed in November 2004 for the purpose of being the mutual holding company of the Company and the Bank. The Company was formed in November 2004 for the purpose of being the stock holding company of the Bank. On December 22, 2006, the Company sold 355,352 shares of Common Stock in a minority public offering. In accordance with the Company's Stock Issuance Plan and applicable federal law, the Company issued another 399,716 shares to MHC at no cost to MHC, resulting in the MHC owning 53% of the outstanding shares.

            Insiders and their affiliates also purchased shares of Common Stock of the Company in the minority public offering with personal funds. The Insiders have reported these purchases on their individual Forms 4.

Item 4.   Purpose of Transaction

            The primary purpose of the creation of MHC and the Company was to establish a structure that would enable the Bank to compete and expand more effectively in the financial services marketplace, and that would enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank through their ownership interests in the Company if it conducted a minority public offering.

            While the MHC intends to exercise its rights as a stockholder and excluding the minority public offering and acquisition of stock in that offering, neither the MHC nor any of the Insiders (other than in his or her role as an executive officer and/or director of the Company and the Bank) has, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving

Next Page

SCHEDULE 13D

CUSIP No. 56064H 10 7	Page 5 of 6 Pages

the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. At any time, or from time to time, MHC and/or any of the Insiders may review, reconsider or change their position or plans with respect to these matters.

Item 5.   Interest in Securities of the Issuer

            (a)-(b) As of the date of this Schedule 13D, MHC directly and beneficially owned 400,716 shares of the Common Stock, which represented 53.0% of the issued and outstanding shares. MHC has sole voting and dispositive power over those 400,716 shares. On that date, the Company had 756,068 shares of Common Stock outstanding.

            The following table sets forth information with respect to the shares of Common Stock beneficially owned by Insiders as of the date of this Schedule 13D.

Name	No. of Shares	Percent of Outstanding
Melody K. Bowman	5,064.67%
Gordon Fuhr	5,000.66%
Steven T. Garlinger	---	---
David L. Hatfield	7,000.93%
Mary Lou Hart	1,000.13%
David L. Jasperse	5,000.66%
Sandra K. Nichols	4,973.66%
Carl A. Schoessel	1,000.13%
James R. Toburen	5,071.67%
Patricia L. Woods	1,122.15%

In addition, Messers. Hatfield and Toburen and Ms. Nichols are co-trustees of the Company's employee stock ownership plan, which acquired 28,428 shares of Common Stock in the stock offering, which was 3.76% of the outstanding shares.

            (c) Other than the shares noted in Item 5(a)-(b) acquired or issued to the MHC and Insiders on December 22, 2006, neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days. See Item 3 for information regarding the shares issued on December 22, 2006.

            (d) Not applicable.

            (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material to be Filed as Exhibits

            None

Next Page

SCHEDULE 13D

CUSIP No. 56064H 10 7	Page 6 of 6 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2006	/s/ David L. Hatfield David L. Hatfield President and Chief Executive Officer

End.